1933 ACT FILE NO.:  333-209120
                                                   1940 ACT FILE NO.:  811-21056
                                                               CIK NO.:  1655575

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 AMENDMENT NO. 3
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:     Advisors Disciplined Trust 1609

B.  Name of depositor:  ADVISORS ASSET MANAGEMENT, INC.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado 80132

D.  Name and complete address of agent for service:


                                                 WITH A COPY TO:

            Scott Colyer                        Scott R. Anderson
    ADVISORS ASSET MANAGEMENT, INC.          CHAPMAN AND CUTLER LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on ____________, 2016 at _____ pursuant to Rule 487.

-------------------------------------------------------------------------------

ROTHSCHILD SMART BETA ERC STRATEGY, EUROZONE SERIES 2016-1Q

ROTHSCHILD SMART BETA ERC STRATEGY, JAPAN SERIES 2016-1Q

ROTHSCHILD SMART BETA ERC STRATEGY, U.S. SERIES 2016-1Q

(ADVISORS DISCIPLINED TRUST 1609)






                                   PROSPECTUS


                                 MARCH 30, 2016










        [LOGO]                          As with any investment, the Securities
                                        and Exchange Commission has not approved
         AAM                            or disapproved of these securities or
                                        passed upon the adequacy or accuracy of
       ADVISORS                         this prospectus.  Any contrary
   ASSET MANAGEMENT                     representation is a criminal offense.

---------------------------------------------------
INVESTMENT SUMMARY
ROTHSCHILD SMART BETA ERC STRATEGY, EUROZONE SERIES
---------------------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide total return. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY


  The trust seeks to achieve its objective by investing in a portfolio of securities selected as of March 18, 2016 (the "Eurozone Selection Date") using the Rothschild Smart Beta ERC Eurozone Series UIT Strategy (the "Eurozone Strategy") developed by Rothschild Asset Management Inc. and Risk Based Investment Solutions Limited (collectively referred to herein as "Rothschild").


  The Eurozone Strategy first identifies all securities meeting the following criteria as of the Eurozone Selection Date:

  * Security type of common stock according to Thomson Reuters via Markit Group Ltd.;

  * "Country Classification" of Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland or United Kingdom according to the Markit Group Ltd. database (Country Classification is determined by Markit Group Ltd. based on the issuer's country of organization, headquarters, the primary listing of the security and, in certain cases, additional indicators such as primary asset and revenue location);

  * Primary listing exchange of Vienna Stock Exchange, NYSE EURONEXT Brussels, Prague Stock Exchange, NASDAQ OMX Copenhagen, NASDAQ OMX Helsinki, NYSE EURONEXT Paris, Frankfurt Stock Exchange, Irish Stock Exchange, Borsa Italiana, Luxembourg Stock Exchange, NYSE EURONEXT Amsterdam, Oslo Bors, NYSE EURONEXT Lisbon, Bolsa De Madrid (including SIBE), Athens Stock Exchange, NASDAQ OMX Stockholm, SIX Swiss Exchange or London Stock Exchange;

  * 3-month average daily traded volume greater than or equal to one (1) million euros; and

  *  At least 253 days of closing prices.

  From those securities, the Eurozone Strategy selects the securities with the 250 highest free-float market capitalizations according to the Markit Group Ltd. database (or all of the securities meeting the above criteria if less than 250 securities met the above criteria as of the Eurozone Selection Date). The free-float market capitalization of a security is calculated by Markit Group Ltd. by taking its free-float factor multiplied by its full market capitalization (i.e. share price multiplied by number of outstanding shares) based on the most recent closing price of a security. The free-float factor is an amount calculated by Markit Group Ltd. and is the proportion of the shares outstanding deemed to be available for purchase in the public equity markets by international investors based on publicly available shareholder information.

  From those securities, the Eurozone Strategy eliminates securities that have a U.S. dollar equivalent share price of greater than or equal to $5,000, securities that are not denominated in euros and securities that have a primary listing exchange of the Athens Stock Exchange.

  From those securities, the Eurozone Strategy selects the securities with the 100 highest current market capitalizations (i.e. share price multiplied by number of outstanding shares) or all of the securities meeting the above criteria if less than 100 securities met the above criteria as of the Eurozone Selection Date.

  From those securities, the Eurozone Strategy selects the 50 securities that have the lowest marginal "Risk Contributions" as defined using Rothschild's proprietary rules-based formula (or all of the securities meeting the above criteria if less than 50 securities met the above criteria as of the Eurozone Selection Date). "Risk Contribution" is designed to calculate the amount of risk that a particular security would contribute to a portfolio. Rothschild's "Risk Contribution" formula uses factors including volatility of a security, a security's correlation with other securities and a security's co-movement with other securities.

  The 50 (or fewer, if applicable) securities are weighted by the Eurozone Strategy using Rothschild's proprietary rules-based "Equal Risk Contribution Model" (referred to as the "ERC Model"). The ERC Model is designed to weight a portfolio such that each security contributes equal risk to a portfolio based on each security's Risk Contribution. However, as a result of potential adjustments by the Eurozone Strategy as


2     Investment Summary
described below, securities in the trust portfolio could have different weighted Risk Contributions as of the Eurozone Selection Date.

  If the ERC Model results in one security comprising greater than 8% of the portfolio, that security's weighting is dropped to 8% by the Eurozone Strategy and the remaining securities are reweighted by the Eurozone Strategy using the ERC Model. For example, if the ERC Model resulted in one security comprising 10% of the portfolio, the Eurozone Strategy would adjust the security's weight down to 8% and use the ERC Model to re-weight the rest of the portfolio. If the ERC Model results in the sum of securities individually comprising greater than 5% of the portfolio comprising greater than 40% of the portfolio, then the security with the lowest weighting (which was still greater than 5%) is dropped to 5% by the Eurozone Strategy and the remaining securities are reweighted by the Eurozone Strategy using the ERC Model. If this does not reduce the sum of exposures that were individually greater than 5% to less than or equal to 40%, then the security with the next smallest weight (and still larger than 5%) is dropped to 5% by the Eurozone Strategy and the remaining securities are reweighted by the Eurozone Strategy using the ERC Model. This process continues until the sum of securities individually comprising greater than 5% of the portfolio comprise less than or equal to 40% of the portfolio. As a result of these adjustments, securities in the portfolio could have different weighted Risk Contributions as of the Eurozone Selection Date.

  Please note that the Eurozone Strategy was applied to select the portfolio at a particular time. If we<F1>* create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the Eurozone Strategy. This is true even if a later application of the Eurozone Strategy would have resulted in the selection of different securities.

  Under normal circumstances, the trust will invest at least 80% of its assets in Eurozone country securities. For this purpose, Eurozone country securities include securities issued by issuers (1) organized in Eurozone countries, (2) with headquarters or principal places of business located in Eurozone countries or (3) doing a substantial amount of business in Eurozone countries (either 50% or more of the issuer's assets are located in Eurozone countries or 50% or more of the issuer's revenues are derived from Eurozone countries). For this purpose, Eurozone countries include all European Union member countries that use the euro as their official currency.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* SECURITIES OF FOREIGN COMPANIES HELD BY THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

* THE TRUST IS CONSIDERED TO BE CONCENTRATED IN SECURITIES OF EUROPEAN COMPANIES. Negative developments in Europe will affect the value of your investment more than would be the case in a more diversified investment.


* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY CONSUMER PRODUCTS AND SERVICES COMPANIES. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.


* THE TRUST'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL BACK-TESTED PERFORMANCE OF THE TRUST'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of securities in the strategy or be fully invested, timing of the trust offering or timing of your investment, and trust expenses. Hypothetical back-tested performance is not actual past performance of this or any trust. Hypothetical back-tested performance is based on application of a trust's investment strategy as of a particular time.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                        Investment Summary     3

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  *  to own a defined portfolio of securities of Eurozone companies.

  * to pursue a long-term investment strategy that includes investment in subsequent portfolios, if available.

  *  the potential to receive total return.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in securities of Eurozone companies.

  *  are uncomfortable with the trust's strategy.

  *  seek capital preservation.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000


          INCEPTION DATE                                March 30, 2016
          TERMINATION DATE                               June 12, 2017

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                              $0.1627 per unit

          DISTRIBUTION DATES               25th day of January, April,
                                                      July and October
          RECORD DATES                     10th day of January, April,
                                                      July and October

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00774E780
            Reinvest distributions                           00774E798
          Fee Based Accounts
            Cash distributions                               00774E806
            Reinvest distributions                           00774E814

          TICKER SYMBOL                                         REURAX


          MINIMUM INVESTMENT                          $1,000/100 units

          ------------------------------------------------------------


*  As of March 29, 2016 and may vary thereafter.


                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   1.00%           $10.00
Deferred sales fee                  1.45             14.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   2.95%           $29.50
                                   =======         =======


ORGANIZATION COSTS                  0.38%            $3.80
                                   =======         =======


                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------


Trustee fee & expenses              0.85%            $8.16
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.95%            $9.16
                                   =======         =======



  The initial sales fee is the difference between the total sales fee (maximum of 2.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.145 per unit and is paid in three monthly installments beginning on June 20, 2016. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be three months).


                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:


          1 year              $426
          3 years           $1,097
          5 years           $1,791
          10 years          $3,641


  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a reduced rollover sales charge of 1.95%.


4     Investment Summary

ROTHSCHILD SMART BETA ERC STRATEGY, EUROZONE SERIES 2016-1Q
(ADVISORS DISCIPLINED TRUST 1609)
PORTFOLIO

AS OF THE TRUST INCEPTION DATE, MARCH 30, 2016



                                                                         PERCENTAGE OF         MARKET          COST OF
 NUMBER        TICKER                                                 AGGREGATE OFFERING      VALUE PER       SECURITIES
OF SHARES      SYMBOL             ISSUER(1)(4)                               PRICE             SHARE(1)       TO TRUST(2)
-------------------------------------------------------------------------------------------------------------------------


                         CONSUMER DISCRETIONARY - 14.40%

     30       ADS GR       adidas AG                                          2.30%            $115.16           $3,455
     12       CON GR       Continental AG                                     1.76              219.93            2,639
      9       RMS FP       Hermes International                               2.11              352.93            3,176
     31       ML FP        Cie Generale des Etablissements Michelin           2.07              100.18            3,106
     45       PUB FP       Publicis Groupe SA                                 2.07               69.05            3,107
     29       SW FP        Sodexo SA                                          2.05              106.04            3,075
    145       VIV FP       Vivendi SA                                         2.04               21.09            3,058

                         CONSUMER STAPLES - 18.54%

    124       AH NA        Koninklijke Ahold NV                               1.84               22.30            2,765
     21       ABI BB       Anheuser-Busch InBev SA/NV                         1.73              123.75            2,599
     33       BEI GR       Beiersdorf AG                                      1.98               90.16            2,975
     42       BN FP        Danone SA                                          1.97               70.44            2,958
     37       HEIO NA      Heineken Holding NV                                1.90               76.94            2,847
     33       HEIA NA      Heineken NV                                        1.96               89.37            2,949
     33       HEN GR       Henkel AG & Co KGaA                                2.13               96.95            3,199
     52       KYG ID       Kerry Group PLC                                    3.17               91.54            4,760
     25       RI FP        Pernod Ricard SA                                   1.86              111.92            2,798

                         FINANCIALS - 15.89%

     17       ALV GR       Allianz SE                                         1.83              161.88            2,752
    995       CABK SM      CaixaBank SA                                       1.97                2.97            2,955
     34       DB1 GR       Deutsche Boerse AG                                 1.88               83.16            2,827
     25       HNR1 GR      Hannover Rueck SE                                  1.92              115.20            2,880
     53       KBC BB       KBC Groep NV (3)                                   1.83               51.86            2,748
     20       MUV2 GR      Muenchener Rueckversicherungs-
                                Gesellschaft AG in Muenchen                   2.68              201.17            4,023
     59       SAMAS FH     Sampo Oyj                                          1.85               47.03            2,775
     82       VNA GR       Vonovia SE                                         1.93               35.35            2,899

                         HEALTH CARE - 9.42%

     31       FME GR       Fresenius Medical Care AG & Co KGaA                1.79               86.89            2,693
     39       FRE GR       Fresenius SE & Co KGaA                             1.84               70.73            2,758
    137       GRF SM       Grifols SA                                         2.01               22.01            3,016
     31       MRK GR       Merck KGaA                                         1.72               83.21            2,580
     40       UCB BB       UCB SA                                             2.06               77.36            3,094


(continued)



                                                        Investment Summary     5

ROTHSCHILD SMART BETA ERC STRATEGY, EUROZONE SERIES 2016-1Q
(ADVISORS DISCIPLINED TRUST 1609)
PORTFOLIO (CONTINUED)

AS OF THE TRUST INCEPTION DATE, MARCH 30, 2016



                                                                         PERCENTAGE OF         MARKET          COST OF
 NUMBER        TICKER                                                 AGGREGATE OFFERING      VALUE PER       SECURITIES
OF SHARES      SYMBOL             ISSUER(1)(4)                               PRICE             SHARE(1)       TO TRUST(2)
-------------------------------------------------------------------------------------------------------------------------


                         INDUSTRIALS - 21.37%

     73       EN FP        Bouygues SA                                        2.02%             $41.62           $3,039
    109       DPW GR       Deutsche Post AG                                   1.98               27.22            2,967
    146       FER SM       Ferrovial SA                                       2.06               21.22            3,098
     58       KNEBV FH     Kone OYJ                                           1.83               47.26            2,741
     49       LR FP        Legrand SA                                         1.78               54.44            2,668
    102       PHIA NA      Koninklijke Philips NV                             1.90               28.04            2,860
    204       RYA ID       Ryanair Holdings PLC (3)                           2.14               15.74            3,210
     37       SAF FP       Safran SA                                          1.72               69.71            2,579
     29       SIE GR       Siemens AG                                         2.00              103.36            2,997
     35       HO FP        Thales SA                                          2.03               86.99            3,045
     39       DG FP        Vinci SA                                           1.91               73.45            2,864

                         INFORMATION TECHNOLOGY - 6.04%

     72       AMS SM       Amadeus IT Holding SA                              2.03               42.29            3,045
     37       DSY FP       Dassault Systemes                                  1.94               78.57            2,907
     39       SAP GR       SAP SE                                             2.07               79.72            3,109

                         MATERIALS - 3.68%

     35       BAS GR       BASF SE                                            1.73               74.34            2,602
     20       LIN GR       Linde AG                                           1.95              146.23            2,925

                         TELECOMMUNICATION SERVICES - 1.86%

    679       KPN NA       Koninklijke KPN NV                                 1.86                4.11            2,788

                         UTILITIES - 8.80%

    904       EDP PL       EDP - Energias de Portugal SA                      2.09                3.47            3,140
    567       IBE SM       Iberdrola SA                                       2.55                6.75            3,829
    558       SRG IM       Snam SpA                                           2.25                6.05            3,379
    122       VIE FP       Veolia Environnement SA                            1.91               23.57            2,875

                                                                           ---------                          ----------
                                                                            100.00%                            $150,133
                                                                           =========                          ==========



                            See "Notes to Portfolio"




6     Investment Summary

Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the evaluation of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. Accounting Standards Codification 820, "Fair Value Measurements" establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

          Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

          Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.
          Certain securities traded on non-U.S. exchanges may be valued using indications of fair value provided by an independent pricing service to reflect any significant market movements between the time the trust values such securities and the earlier closing of such non-U.S. markets. Such fair valuations are categorized as Level 2 in the fair value hierarchy.

          Level 3: Significant unobservable inputs that reflect the trust's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

     The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities.

     Changes in valuation techniques may result in transfers in or out of an investment's assigned level as described above.

     The following table summarizes the trust's investments as of the trust's inception, based on inputs used to value them:


                                        Level 1     Level 2     Level 3
     -------------------------------------------------------------------------
       Common Stocks                   $150,133    $      -    $      -
     -------------------------------------------------------------------------


(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $150,808 and $(675), respectively.


(3)  This is a non-income producing security.

(4)  This is a security issued by a foreign company.

     Common stocks comprise approximately 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:


               Belgium          5.62%
               Finland          3.68%
               France          27.48%
               Germany         33.49%
               Ireland          5.31%
               Italy            2.25%
               Netherlands      9.46%
               Portugal         2.09%
               Spain           10.62%





                                                        Investment Summary     7

------------------------------------------------
INVESTMENT SUMMARY
ROTHSCHILD SMART BETA ERC STRATEGY, JAPAN SERIES
------------------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide total return. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY


  The trust seeks to achieve its objective by investing in a portfolio of securities selected as of March 18, 2016 (the "Japan Selection Date") using the Rothschild Smart Beta ERC Japan Series UIT Strategy (the "Japan Strategy") developed by Rothschild Asset Management Inc. and Risk Based Investment Solutions Limited (collectively referred to herein as "Rothschild").


  The Japan Strategy first identifies all securities meeting the following criteria as of the Japan Selection Date:

     * Security type of common stock according to Thomson Reuters via Markit Group Ltd.;

     *  Primary listing exchange of Tokyo Stock Exchange;

     * 3-month average daily traded volume greater than or equal to 125 million yen; and

     *  At least 253 days of closing prices.

  From those securities, the Japan Strategy selects the securities with the 400 highest free-float market capitalizations according to the Markit Group Ltd. database (or all of the securities meeting the above criteria if less than 400 securities met the above criteria as of the Japan Selection Date). The free-float market capitalization of a security is calculated by Markit Group Ltd. by taking its free-float factor multiplied by its full market capitalization (i.e. share price multiplied by number of outstanding shares) based on the most recent closing price of a security. The free-float factor is an amount calculated by Markit Group Ltd. and is the proportion of the shares outstanding deemed to be available for purchase in the public equity markets by international investors based on publicly available shareholder information.

  From those securities, the Japan Strategy eliminates securities that have a U.S. dollar equivalent share price of greater than or equal to $5,000.

  From those securities, the Japan Strategy selects the 50 securities that have the lowest marginal "Risk Contributions" as defined using Rothschild's proprietary rules-based formula (or all of the securities meeting the above criteria if less than 50 securities met the above criteria as of the Japan Selection Date). "Risk Contribution" is designed to calculate the amount of risk that a particular security would contribute to a portfolio. Rothschild's "Risk Contribution" formula uses factors including volatility of a security, a security's correlation with other securities and a security's co-movement with other securities.

  The 50 (or fewer, if applicable) securities are weighted by the Japan
Strategy using Rothschild's proprietary rules-based "Equal Risk Contribution Model" (referred to as the "ERC Model"). The ERC Model is designed to weight a portfolio such that each security contributes equal risk to a portfolio based on each security's Risk Contribution. However, as a result of potential adjustments by the Japan Strategy as described below, securities in the trust portfolio could have different weighted Risk Contributions as of the Japan Selection Date.

  If the ERC Model results in one security comprising greater than 8% of the portfolio, that security's weighting is dropped to 8% by the Japan Strategy and the remaining securities are reweighted by the Japan Strategy using the ERC Model. For example, if the ERC Model resulted in one security comprising 10% of the portfolio, the Japan Strategy would adjust the security's weight down to 8% and use the ERC Model to re-weight the rest of the portfolio. If the ERC Model results in the sum of securities individually comprising greater than 5% of the portfolio comprising greater than 40% of the portfolio, then the security with the lowest weighting (which was still greater than 5%) is dropped to 5% by the Japan Strategy and


8     Investment Summary
the remaining securities are reweighted by the Japan Strategy using the ERC Model. If this does not reduce the sum of exposures that were individually greater than 5% to less than or equal to 40%, then the security with the next smallest weight (and still larger than 5%) is dropped to 5% by the Japan Strategy and the remaining securities are reweighted by the Japan Strategy using the ERC Model. This process continues until the sum of securities individually comprising greater than 5% of the portfolio comprise less than or equal to 40% of the portfolio. As a result of these adjustments, securities in the portfolio could have different weighted Risk Contributions as of the Japan Selection Date.

  Please note that the Japan Strategy was applied to select the portfolio at a particular time. If we<F1>* create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the Japan Strategy. This is true even if a later application of the Japan Strategy would have resulted in the selection of different securities.

  Under normal circumstances, the trust will invest at least 80% of its assets in Japanese securities. For this purpose, Japanese securities include securities issued by issuers (1) organized in Japan, (2) with headquarters or principal places of business located in Japan or (3) doing a substantial amount of business in Japan (either 50% or more of the issuer's assets are located in Japan or 50% or more of the issuer's revenues are derived from Japan).

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* SECURITIES OF FOREIGN COMPANIES HELD BY THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

* THE TRUST IS CONSIDERED TO BE CONCENTRATED IN SECURITIES OF JAPANESE COMPANIES. Negative developments in Japan will affect the value of your investment more than would be the case in a more diversified investment.


* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY CONSUMER PRODUCTS AND SERVICES COMPANIES. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

* THE TRUST MAY INVEST SIGNIFICANTLY STOCKS OF SMALL AND MID-SIZE COMPANIES. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.


* THE TRUST'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL BACK-TESTED PERFORMANCE OF THE TRUST'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of securities in the strategy or be fully invested, timing of the trust offering or timing of your investment, and trust expenses. Hypothetical back-tested performance is not actual past performance of this or any trust. Hypothetical back-tested performance is based on application of a trust's investment strategy as of a particular time.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                        Investment Summary     9

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  *  to own a defined portfolio of securities of Japanese companies.

  * to pursue a long-term investment strategy that includes investment in subsequent portfolios, if available.

  *  the potential to receive total return.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in securities of Japanese companies.

  *  are uncomfortable with the trust's strategy.

  *  seek capital preservation.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000


          INCEPTION DATE                                March 30, 2016
          TERMINATION DATE                               June 12, 2017

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                              $0.1060 per unit

          DISTRIBUTION DATES               25th day of January, April,
                                                      July and October
          RECORD DATES                     10th day of January, April,
                                                      July and October

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00774E822
            Reinvest distributions                           00774E830
          Fee Based Accounts
            Cash distributions                               00774E848
            Reinvest distributions                           00774E855

          TICKER SYMBOL                                         RJPNAX


          MINIMUM INVESTMENT                          $1,000/100 units

          ------------------------------------------------------------


*  As of March 29, 2016 and may vary thereafter.


                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   1.00%           $10.00
Deferred sales fee                  1.45             14.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   2.95%           $29.50
                                   =======         =======


ORGANIZATION COSTS                  0.38%            $3.80
                                   =======         =======


                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------


Trustee fee & expenses              0.55%	           $5.33
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.65%            $6.33
                                   =======         =======


  The initial sales fee is the difference between the total sales fee (maximum of 2.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.145 per unit and is paid in three monthly installments beginning on June 20, 2016. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be three months).

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:


          1 year              $398
          3 years           $1,013
          5 years           $1,652
          10 years          $3,366


  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a reduced rollover sales charge of 1.95%.


10     Investment Summary

ROTHSCHILD SMART BETA STRATEGY ERC, JAPAN SERIES 2016-1Q
(ADVISORS DISCIPLINED TRUST 1609)
PORTFOLIO

AS OF THE TRUST INCEPTION DATE, MARCH 30, 2016



                                                                         PERCENTAGE OF         MARKET          COST OF
 NUMBER        TICKER                                                 AGGREGATE OFFERING      VALUE PER       SECURITIES
OF SHARES      SYMBOL             ISSUER(1)(4)                               PRICE             SHARE(1)       TO TRUST(2)
-------------------------------------------------------------------------------------------------------------------------


                         CONSUMER DISCRETIONARY - 18.52%

    500       9783 JP      Benesse Holdings, Inc.                             2.06%             $29.57          $14,786
    400       7458 JP      Daiichikosho Company Limited                       2.44               43.75           17,500
  1,200       4676 JP      Fuji Media Holdings, Inc.                          1.92               11.48           13,774
  1,100       7731 JP      Nikon Corporation                                  2.41               15.73           17,299
    400       6417 JP      Sankyo Co., Ltd.                                   2.11               37.79           15,117
 12,000       6753 JP      Sharp Corporation (3)                              1.92                1.15           13,775
    100       8227 JP      Shimamura Co., Ltd.                                1.77              126.80           12,680
    500       9602 JP      Toho Co. Ltd.                                      1.86               26.75           13,376
  3,000       9831 JP      Yamada Denki Co., Ltd.                             2.03                4.85           14,542

                         CONSUMER STAPLES - 28.81%

    400       2502 JP      Asahi Group Holdings, Ltd.                         1.73               31.03           12,412
    100       3349 JP      Cosmos Pharmaceutical Corp.                        2.43              174.13           17,413
    300       8028 JP      FamilyMart Co. Ltd.                                2.20               52.71           15,813
    200       2651 JP      Lawson, Inc.                                       2.38               85.20           17,040
  1,000       4912 JP      Lion Corp.                                         1.59               11.43           11,425
    500       2270 JP      Megmilk Snow Brand Co. Ltd.                        1.79               25.62           12,811
  1,000       2282 JP      NH Foods Ltd.                                      3.19               22.85           22,852
  1,000       2871 JP      Nichirei Corporation                               1.13                8.12            8,121
    300       2897 JP      Nissin Foods Holdings Co. Ltd.                     2.04               48.72           14,617
  3,000       2501 JP      Sapporo Holdings Ltd.                              2.17                5.18           15,543
    200       7649 JP      Sugi Holdings Co. Ltd.                             1.52               54.46           10,891
    300       2587 JP      Suntory Beverage & Food Ltd.                       1.86               44.57           13,370
  1,800       8270 JP      UNY Group Holdings Co. Ltd.                        1.81                7.23           13,009
  1,000       2212 JP      Yamazaki Baking Co. Ltd.                           2.97               21.34           21,336

                         ENERGY - 2.46%

  2,000       5012 JP      TonenGeneral Sekiyu KK                             2.46                8.82           17,632

                         FINANCIALS - 3.92%

  4,000       8304 JP      Aozora Bank Ltd.                                   1.96                3.52           14,085
    100       1878 JP      Daito Trust Construction Co. Ltd.                  1.96              140.71           14,071




(continued)



                                                       Investment Summary     11

ROTHSCHILD SMART BETA ERC STRATEGY, JAPAN SERIES 2016-1Q
(ADVISORS DISCIPLINED TRUST 1609)
PORTFOLIO (CONTINUED)

AS OF THE TRUST INCEPTION DATE, MARCH 30, 2016



                                                                         PERCENTAGE OF         MARKET          COST OF
 NUMBER        TICKER                                                 AGGREGATE OFFERING      VALUE PER       SECURITIES
OF SHARES      SYMBOL             ISSUER(1)(4)                               PRICE             SHARE(1)       TO TRUST(2)
-------------------------------------------------------------------------------------------------------------------------


                         HEALTH CARE - 3.49%

    200       4555 JP      Sawai Pharmaceutical Co. Ltd.                      1.77%             $63.63          $12,726
    500       4540 JP      Tsumura & Co.                                      1.72               24.70           12,352

                         INDUSTRIALS - 18.54%

  6,000       5801 JP      Furukawa Electric Co. Ltd.                         1.84                2.20           13,186
    300       9201 JP      Japan Airlines Co. Ltd.                            1.54               36.90           11,069
    600       6370 JP      Kurita Water Industries Ltd.                       1.91               22.88           13,726
    800       6005 JP      Miura Co. Ltd.                                     2.05               18.38           14,708
  3,000       9048 JP      Nagoya Railroad Co. Ltd.                           1.95                4.67           14,006
  2,000       9044 JP      Nankai Electric Railway Co. Ltd.                   1.52                5.45           10,907
  2,000       9031 JP      Nishi-Nippon Railroad Co. Ltd.                     1.88                6.72           13,449
    500       4666 JP      Park24 Co. Ltd.                                    1.98               28.42           14,208
    200       9735 JP      Secom Co. Ltd.                                     2.13               76.19           15,238
  2,000       9003 JP      Sotetsu Holdings, Inc.                             1.74                6.22           12,442

                         INFORMATION TECHNOLOGY - 11.52%

    600       6845 JP      Azbil Corp.                                        2.13               25.43           15,257
    500       7751 JP      Canon, Inc. (3)                                    2.08               29.87           14,936
    500       9766 JP      Konami Holdings Corp.                              2.02               28.99           14,494
    200       4716 JP      Oracle Corp. Japan (3)                             1.57               56.46           11,292
  1,400       7752 JP      Ricoh Co. Ltd.                                     2.06               10.53           14,747
    300       9719 JP      SCSK Corporation                                   1.66               39.65           11,895

                         MATERIALS - 8.96%

    500       5463 JP      Maruichi Steel Tube Ltd.                           1.92               27.47           13,736
    900       3863 JP      Nippon Paper Industries Co. Ltd.                   2.32               18.45           16,606
 14,000       4004 JP      Showa Denko KK                                     2.01                1.03           14,447
  5,000       5232 JP      Sumitomo Osaka Cement Co. Ltd.                     2.71                3.88           19,402

                         UTILITIES - 3.78%

    900       9505 JP      Hokuriku Electric Power Co.                        1.79               14.28           12,850
  2,000       9533 JP      Toho Gas Co. Ltd.                                  1.99                7.14           14,286

                                                                           ---------                          ----------
                                                                            100.00%                            $717,255
                                                                           =========                          ==========



                            See "Notes to Portfolio"




12     Investment Summary

Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the evaluation of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. Accounting Standards Codification 820, "Fair Value Measurements" establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

          Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

          Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.
          Certain securities traded on non-U.S. exchanges may be valued using indications of fair value provided by an independent pricing service to reflect any significant market movements between the time the trust values such securities and the earlier closing of such non-U.S. markets. Such fair valuations are categorized as Level 2 in the fair value hierarchy.

          Level 3: Significant unobservable inputs that reflect the trust's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

     The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities.

     Changes in valuation techniques may result in transfers in or out of an investment's assigned level as described above.

     The following table summarizes the trust's investments as of the trust's inception, based on inputs used to value them:

                                        Level 1     Level 2     Level 3
     -------------------------------------------------------------------------

       Common Stocks                   $717,255    $      -    $      -
     -------------------------------------------------------------------------


(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $719,314 and $(2,059), respectively.


(3)  This is a non-income producing security.

(4)  This is a security issued by a foreign company.

     Common stocks comprise approximately 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:


               Japan     100.00%




                                                       Investment Summary     13

-----------------------------------------------
INVESTMENT SUMMARY
ROTHSCHILD SMART BETA ERC STRATEGY, U.S. SERIES
-----------------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide total return. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY


  The trust seeks to achieve its objective by investing in a portfolio of securities selected as of March 18, 2016 (the "U.S. Selection Date") using the Rothschild Smart Beta ERC U.S. Series UIT Strategy (the "U.S. Strategy") developed by Rothschild Asset Management Inc. and Risk Based Investment Solutions Limited (collectively referred to herein as "Rothschild").


  The U.S. Strategy first identifies all securities meeting the following criteria as of the U.S. Selection Date:

     * Security type of common stock according to Thomson Reuters via Markit Group Ltd.;


     * "Country Classification" of U.S. according to the Markit Group Ltd. database (Country Classification is determined by Markit Group Ltd. based on the issuer's country of organization, headquarters, the primary listing of the security and, in certain cases, additional indicators such as primary asset and revenue location);


     *  Primary listing exchange of NYSE and/or NASDAQ;

     *  3-month average daily traded volume greater than or equal to one
        (1) million U.S. dollars; and

     *  At least 253 days of closing prices.

  From those securities, the U.S. Strategy selects the securities with the 500 highest free-float market capitalizations according to the Markit Group Ltd. database (or all of the securities meeting the above criteria if less than 500 securities met the above criteria as of the U.S. Selection Date). The free-float market capitalization of a security is calculated by Markit Group Ltd. by taking its free-float factor multiplied by its full market capitalization (i.e. share price multiplied by number of outstanding shares) based on the most recent closing price of a security. The free-float factor is an amount calculated by Markit Group Ltd. and is the proportion of the shares outstanding deemed to be available for purchase in the public equity markets by international investors based on publicly available shareholder information.

  From those securities, the U.S. Strategy eliminates securities that have a share price of greater than or equal to $5,000.

  From those securities, the U.S. Strategy selects the securities with the 100 highest current market capitalizations (i.e. share price multiplied by number of outstanding shares) or all of the securities meeting the above criteria if less than 100 securities met the above criteria as of the U.S. Selection Date.

  From those securities, the U.S. Strategy selects the 50 securities that had the lowest marginal "Risk Contributions" as defined using Rothschild's proprietary rules-based formula (or all of the securities meeting the above criteria if less than 50 securities met the above criteria as of the U.S. Selection Date). "Risk Contribution" is designed to calculate the amount of risk that a particular security would contribute to a portfolio. Rothschild's "Risk Contribution" formula uses factors including volatility of a security, a security's correlation with other securities and a security's co-movement with other securities.

  The 50 (or fewer, if applicable) securities are weighted by the U.S. Strategy using Rothschild's proprietary rules-based "Equal Risk Contribution Model" (referred to as the "ERC Model"). The ERC Model is designed to weight a portfolio such that each security contributes equal risk to a portfolio based on each security's Risk Contribution. However, as a result of potential adjustments by the U.S. Strategy as described below, securities in the trust portfolio could have different weighted Risk Contributions as of the U.S. Selection Date.



14     Investment Summary

  If the ERC Model results in one security comprising greater than 8% of the portfolio, that security's weighting is dropped to 8% by the U.S. Strategy and the remaining securities are reweighted by the U.S. Strategy using the ERC Model. For example, if the ERC Model resulted in one security comprising 10% of the portfolio, the U.S. Strategy would adjust the security's weight down to 8% and use the ERC Model to re-weight the rest of the portfolio. If the ERC Model results in the sum of securities individually comprising greater than 5% of the portfolio comprising greater than 40% of the portfolio, then the security with the lowest weighting (which was still greater than 5%) is dropped to 5% by the U.S. Strategy and the remaining securities are reweighted by the U.S. Strategy using the ERC Model. If this does not reduce the sum of exposures that were individually greater than 5% to less than or equal to 40%, then the security with the next smallest weight (and still larger than 5%) is dropped to 5% by the U.S. Strategy and the remaining securities are reweighted by the U.S. Strategy using the ERC Model. This process continues until the sum of securities individually comprising greater than 5% of the portfolio comprise less than or equal to 40% of the portfolio. As a result of these adjustments, securities in the portfolio could have different weighted Risk Contributions as of the U.S. Selection Date.

  Please note that the U.S. Strategy was applied to select the portfolio at a particular time. If we<F1>* create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the U.S. Strategy. This is true even if a later application of the U.S. Strategy would have resulted in the selection of different securities.

  Under normal circumstances, the trust will invest at least 80% of its assets in U.S. securities. For this purpose, U.S. securities include securities issued by issuers (1) organized in the U.S., (2) with headquarters or principal places of business located in the U.S. or (3) doing a substantial amount of business in the U.S. (either 50% or more of the issuer's assets are located in the U.S. or 50% or more of the issuer's revenues are derived from the U.S.).

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.


* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY CONSUMER PRODUCTS AND SERVICES COMPANIES. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.


* THE TRUST'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL BACK-TESTED PERFORMANCE OF THE TRUST'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of securities in the strategy or be fully invested, timing of the trust offering or timing of your investment, and trust expenses. Hypothetical back-tested performance is not actual past performance of this or any trust. Hypothetical back-tested performance is based on application of a trust's investment strategy as of a particular time.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                       Investment Summary     15

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  *  to own a defined portfolio of securities of U.S. companies.

  * to pursue a long-term investment strategy that includes investment in subsequent portfolios, if available.

  *  the potential to receive total return.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in securities of U.S. companies.

  *  are uncomfortable with the trust's strategy.

  *  seek capital preservation.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000


          INCEPTION DATE                                March 30, 2016
          TERMINATION DATE                               June 12, 2017

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                              $0.2072 per unit

          DISTRIBUTION DATES               25th day of January, April,
                                                      July and October
          RECORD DATES                     10th day of January, April,
                                                      July and October

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00774F100
            Reinvest distributions                           00774F118
          Fee Based Accounts
            Cash distributions                               00774F126
            Reinvest distributions                           00774F134

          TICKER SYMBOL                                         RUSAAX


          MINIMUM INVESTMENT                          $1,000/100 units

          ------------------------------------------------------------


*  As of March 29, 2016 and may vary thereafter.



                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   1.00%           $10.00
Deferred sales fee                  1.45             14.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   2.95%           $29.50
                                   =======         =======


ORGANIZATION COSTS                  0.38%            $3.80
                                   =======         =======


                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------


Trustee fee & expenses              0.41%            $3.89
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.51%            $4.89
                                   =======         =======



  The initial sales fee is the difference between the total sales fee (maximum of 2.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.145 per unit and is paid in three monthly installments beginning on June 20, 2016. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be three months).


                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:


          1 year              $384
          3 years             $971
          5 years           $1,585
          10 years          $3,242


  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a reduced rollover sales charge of 1.95%.


16     Investment Summary

ROTHSCHILD SMART BETA ERC STRATEGY, U.S. SERIES 2016-1Q
(ADVISORS DISCIPLINED TRUST 1609)
PORTFOLIO

AS OF THE TRUST INCEPTION DATE, MARCH 30, 2016



                                                                         PERCENTAGE OF         MARKET          COST OF
 NUMBER        TICKER                                                 AGGREGATE OFFERING      VALUE PER       SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                  PRICE             SHARE(1)       TO TRUST(2)
-------------------------------------------------------------------------------------------------------------------------


                         CONSUMER DISCRETIONARY - 20.63%

     41       CMCSA        Comcast Corporation                                1.68%             $60.75           $2,491
     80       GM           General Motors Company                             1.68               31.19            2,495
     19       HD           The Home Depot, Inc.                               1.70              132.47            2,517
     34       LOW          Lowe's Cos, Inc.                                   1.73               75.67            2,573
     25       MCD          McDonald's Corporation                             2.09              123.97            3,099
     42       NKE          NIKE, Inc.                                         1.74               61.49            2,583
     37       TGT          Target Corporation                                 2.07               82.97            3,070
     17       TWC          Time Warner Cable, Inc.                            2.35              205.28            3,490
     40       TWX          Time Warner, Inc.                                  1.95               72.21            2,888
     35       TJX          The TJX Companies, Inc.                            1.85               78.62            2,752
     27       DIS          The Walt Disney Company                            1.79               98.16            2,650

                         CONSUMER STAPLES - 24.99%

     49       MO           Altria Group, Inc.                                 2.05               62.03            3,039
     83       KO           The Coca-Cola Company                              2.60               46.48            3,858
     39       CL           Colgate-Palmolive Company                          1.85               70.51            2,750
     20       COST         Costco Wholesale Corporation                       2.09              155.26            3,105
     26       CVS          CVS Health Corporation                             1.79              102.47            2,664
     21       KMB          Kimberly-Clark Corporation                         1.91              134.99            2,835
     60       MDLZ         Mondelez International, Inc.                       1.62               40.10            2,406
     32       PEP          PepsiCo, Inc.                                      2.19              101.37            3,244
     32       PM           Philip Morris International, Inc.                  2.13               98.86            3,163
     40       PG           The Procter & Gamble Company                       2.23               82.80            3,312
     67       RAI          Reynolds American, Inc.                            2.28               50.45            3,380
     49       WMT          Wal-Mart Stores, Inc.                              2.25               68.03            3,333

                         ENERGY - 3.58%

     30       XOM          Exxon Mobil Corporation                            1.71               84.53            2,536
     38       SLB          Schlumberger Limited (4)                           1.87               73.00            2,774

                         FINANCIALS - 2.33%

     57       AXP          American Express Company                           2.33               60.60            3,454

                         HEALTH CARE - 14.63%

     47       ABBV         AbbVie, Inc.                                       1.81               57.05            2,681
     39       BMY          Bristol-Myers Squibb Company                       1.69               64.19            2,503
     34       LLY          Eli Lilly & Company                                1.64               71.70            2,438
     44       ESRX         Express Scripts Holding Company (3)                2.04               68.69            3,022
     29       JNJ          Johnson & Johnson                                  2.13              109.14            3,165
     46       MRK          Merck & Company, Inc.                              1.65               53.32            2,453
     95       PFE          Pfizer, Inc.                                       1.92               30.05            2,855
     20       UNH          UnitedHealth Group, Inc.                           1.75              129.83            2,597




(continued)



                                                       Investment Summary     17

ROTHSCHILD SMART BETA ERC STRATEGY, U.S. SERIES 2016-1Q
(ADVISORS DISCIPLINED TRUST 1609)
PORTFOLIO (CONTINUED)

AS OF THE TRUST INCEPTION DATE, MARCH 30, 2016



                                                                         PERCENTAGE OF         MARKET          COST OF
 NUMBER        TICKER                                                 AGGREGATE OFFERING      VALUE PER       SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                  PRICE             SHARE(1)       TO TRUST(2)
-------------------------------------------------------------------------------------------------------------------------


                         INDUSTRIALS - 11.57%

     17       MMM          3M Company                                         1.88%            $164.39           $2,795
     29       DHR          Danaher Corporation                                1.86               95.26            2,763
     20       GD           General Dynamics Corporation                       1.78              131.86            2,637
     15       LMT          Lockheed Martin Corporation                        2.23              220.76            3,311
     28       UPS          United Parcel Service, Inc.                        2.00              106.10            2,971
     27       UTX          United Technologies Corporation                    1.82              100.12            2,703

                         INFORMATION TECHNOLOGY - 5.12%

     84       CSCO         Cisco Systems, Inc.                                1.59               28.10            2,360
    101       EMC          EMC Corporation                                    1.82               26.71            2,698
     17       IBM          International Business Machines Corporation        1.71              149.33            2,539

                         MATERIALS - 1.84%

     43       DD           E.I. du Pont de Nemours & Company                  1.84               63.64            2,737

                         TELECOMMUNICATION SERVICES - 4.60%

     91       T            AT&T, Inc.                                         2.42               39.45            3,590
     60       VZ           Verizon Communications, Inc.                       2.18               54.05            3,243

                         UTILITIES - 10.71%

     55       D            Dominion Resources, Inc.                           2.77               74.64            4,105
     46       DUK          Duke Energy Corporation                            2.49               80.44            3,700
     30       NEE          NextEra Energy, Inc.                               2.41              119.01            3,570
     88       SO           The Southern Company                               3.04               51.20            4,506

                                                                           ---------                          ----------
                                                                            100.00%                            $148,403
                                                                           =========                          ==========




Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.


(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,403 and $0, respectively.


(3)  This is a non-income producing security.


(4)  This is a security issued by a foreign company.

     Common stocks comprise approximately 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:

               Curacao            1.87%
               United States     98.13%



18     Investment Summary

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                                HOW TO BUY UNITS

  You can buy units of a trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  organization costs plus

  *  the sales fee.

  The "net asset value per unit" is the value of the securities, cash and other assets in your trust reduced by the liabilities of your trust divided by the total units or your trust outstanding. We often refer to the public offering price of units as the price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We generally determine the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on its fair value after considering appropriate factors relevant to the value of the security. We will only do this if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

  We determined the initial prices of the securities shown under each "Portfolio" section in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  ORGANIZATION COSTS. During the initial offering period, part of the value of the units represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when your trust pays these costs.


                                            Understanding Your Investment     19

  TRANSACTIONAL SALES FEE. You pay a fee in connection with purchasing units. We refer to this fee as the "transactional sales fee." The transactional sales fee has both an initial and a deferred component and equals 2.45% of the public offering price per unit based on a $10 public offering price per unit. This percentage amount of the transactional sales fee is based on the unit price on your trust's inception date. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under "Expenses."

  The maximum sales fee equals 2.95% of the public offering price per unit at the time of purchase. You pay the initial sales fee at the time you buy units. The initial sales fee is the difference between the total sales fee percentage (maximum of 2.95% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee will be approximately 1.00% of the public offering price per unit depending on the public offering price per unit. The deferred sales fee is fixed at $0.145 per unit. Your trust pays the deferred sales fee in equal monthly installments as described under "Investment Summary--Fees and Expenses" for your trust. If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

  If you purchase units after the last deferred sales fee payment has been assessed, the secondary market sales fee is equal to 2.95% of the public offering price and does not include deferred payments (i.e. unitholders who buy in the secondary market after collection of the deferred sales fee are not charged deferred sales fees).

  MINIMUM PURCHASE. The minimum amount you can purchase appears under "Investment Summary--Essential Information" for your trust, but such amounts may vary depending on your selling firm.

  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

  Large Purchases. You can reduce your sales fee by increasing the size of your investment:

      IF YOU PURCHASE:        YOUR FEE WILL BE:
     ------------------------------------------

     Less than $50,000             2.95%
     $50,000 - $99,999             2.70
     $100,000 - $249,999           2.45
     $250,000 - $499,999           2.20
     $500,000 - $999,999           1.95
     $1,000,000 or more            1.40

  We apply these fees as a percent of the public offering price per unit at the time of purchase. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirements that only whole units be issued.


20     Understanding Your Investment

  You aggregate initial offering period unit orders submitted by the same person for units of any of the trusts we sponsor on any single day from any one broker-dealer to qualify for a purchase level. If you purchase initial offering period units that qualify for the fee account or rollover/exchange discount described below and also purchase additional initial offering period units on a single day from the same broker-dealer that do not qualify for the fee account or rollover/exchange discount, you aggregate all initial offering period units purchased for purposes of determining the applicable breakpoint level in the table above on the additional units, but such additional units will not qualify for the fee account or rollover/exchange discount described below. Secondary market unit purchases are not aggregated with initial offering period unit purchases for purposes of determining the applicable breakpoint level. You can also include these orders as your own for purposes of this aggregation:

  * orders submitted by your spouse or children (including step-children) under 21 years of age living in the same household and

  *  orders submitted by your trust estate or fiduciary accounts.

  The discounts described above apply only to initial offering period purchases.

  Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts ("Fee Accounts") periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is "Wrap Fee Eligible") then investors may be eligible to purchase units in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

  Initial sales fee                0.00%
  Deferred sales fee               0.00%
                                  -------
    Transactional sales fee        0.00%
                                  =======
  Creation and development fee     0.50%
                                  -------
    Total sales fee                0.50%
                                  =======

  This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a trust.

  Employees. We waive the transactional sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases


                                            Understanding Your Investment     21
made by officers, directors and employees (and immediate family members) of selling firms. These purchases are made at the public offering price per unit less the applicable regular dealer concession. Immediate family members for the purposes of this section include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that allow such persons to participate in this employee discount program are eligible for the discount.

  Rollover/Exchange Option. We waive a portion of the sales fee on units of the trusts offered in this prospectus if you buy your units with redemption or termination proceeds from any unit investment trust (regardless of sponsor).
The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in units, the maximum sales fee on your units will be limited to the maximum sales fee for the applicable amount invested in the table under "Large Purchases" above. To qualify for this discount, the termination or redemption proceeds used to purchase units of a trust offered in this prospectus must be derived from a transaction that occurred within 30 calendar days of your purchase of units of a trust offered in this prospectus. In addition, the discount will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for this sales fee discount.

  Please note that if you purchase units of a trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales fee at redemption, you should be aware that any deferred sales fee remaining on these units will be deducted from those redemption proceeds. These discounts apply only to initial offering period purchases.

  Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of your trust. This sales fee discount applies to initial offering period and secondary market purchases. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee or creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

  RETIREMENT ACCOUNTS. Your portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at


22     Understanding Your Investment

WWW.AAMLIVE.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open.
The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will pay any remaining deferred sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.


                                            Understanding Your Investment     23

  You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option upon sixty days notice.

  EXCHANGE OPTION. You may be able to exchange your units for units of our unit trusts at a reduced sales fee. You can contact your financial professional for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time upon sixty days notice.

  ROLLOVER OPTION. Your trust's strategy is a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following the strategy. As part of the strategy, we currently intend to offer a subsequent series of your trust for a rollover when the current trust terminates. When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a cash rollover as described in this section, (2) receive an in-kind distribution of securities or (3) receive a cash distribution.

  If you elect to participate in a rollover, your units will be redeemed on your trust's termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

  We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as your current trust. We cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the trust procedures. We may, in our sole discretion, modify a rollover or stop creating units of a trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. We may decide not to offer the rollover option upon sixty days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxes".


24     Understanding Your Investment

                                  DISTRIBUTIONS


  DISTRIBUTIONS. Your trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under "Essential Information" in the "Investment Summary" section of this prospectus for each trust. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. Your trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a "regulated investment company" for federal tax purposes. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.


  ESTIMATED ANNUAL DISTRIBUTIONS. The estimated net annual distributions for your trust is shown under "Essential Information" in the "Investment Summary" section of this prospectus related to your trust. We generally base the estimate of the income your trust may receive on annualizing the most recent ordinary dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual dividends received by your trust will most likely differ from the most recent annualized dividends or scheduled income payments. The actual net annual distributions you will receive will vary with changes in your trust's fees and expenses, in dividends received and with the sale of securities.

  REPORTS. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  DIVIDEND PAYMENT RISK is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for


                                            Understanding Your Investment     25
payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

  STRATEGY CORRELATION RISK is the risk that your trust's performance will not sufficiently correspond with the hypothetical back-tested performance of the trust's investment strategy. This can happen for reasons such as:

  * the impracticability of owning each of the strategy stocks with the exact weightings at a given time,

  * strategy performance is based on a calendar year strategy while trusts may be created at various times during the year and generally have 15 month terms,

  *  your trust may not be fully invested at all times, and

  *  trust fees and expenses.

  Hypothetical back-tested performance is not actual past performance of this or any trust. Hypothetical back-tested performance is based on application of a trust's investment strategy as of a particular time.


  CONCENTRATION RISK is the risk that the value of your trust is more susceptible to fluctuations based on factors that impact a particular sector because the portfolio concentrates in securities issued by companies within that sector. A portfolio "concentrates" in a sector when securities in a particular sector make up 25% or more of the portfolio.

  The Rothschild Smart Beta ERC Strategy, Eurozone Series, the Rothschild Smart Beta ERC Strategy, Japan Series, and the Rothschild Smart Beta ERC Strategy, U.S. Series trusts invest significantly in securities of CONSUMER PRODUCTS AND SERVICES companies. These companies manufacture or sell various consumer products and/or services. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products and services over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

  SMALL AND MID-SIZE COMPANIES. Your trust may invest in stocks issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.


  FOREIGN ISSUER RISK. The Rothschild Smart Beta ERC Strategy, Eurozone Series and Rothschild Smart Beta ERC Strategy, Japan Series trusts invest in securities issued by foreign issuers. An investment in securities of foreign issuers involves certain risks that are different in some respects from an investment in securities of domestic issuers. These include risks associated with future political and economic developments, international trade conditions, foreign withholding taxes, liquidity concerns, currency fluctuations, volatility, restrictions on foreign investments and exchange of securities, potential for expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, potential inability to collect when a company goes bankrupt and economic, political or social instability.


26     Understanding Your Investment

Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy for reasons including differences in growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions. There may be less publicly available information about a foreign issuer than is available from a domestic issuer as a result of different accounting, auditing and financial reporting standards.
Some foreign markets are less liquid than U.S. markets which could cause securities to be bought at a higher price or sold at a lower price than would be the case in a highly liquid market.

  Securities of certain foreign issuers may be denominated or quoted in currencies other than the U.S. dollar. Foreign issuers also make payments and conduct business in foreign currencies. Many foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. Changes in foreign currency exchange rates may affect the value of foreign securities and income payments. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. The U.S. dollar value of income payments on foreign securities will fluctuate similarly with changes in foreign currency values.

  Brokerage and other transaction costs on foreign exchanges are often higher than in the U.S. and there is generally less governmental supervision of exchanges, brokers and issuers in foreign countries. The increased expense of investing in foreign markets may reduce the amount an investor can earn on its investments and typically results in a higher operating expense ratio than investments in only domestic securities. Custody of certain securities may be maintained by a global custody and clearing institution. Settlement and clearance procedures in certain foreign markets differ significantly from those in the U.S. Foreign settlement and clearance procedures and trade regulations also may involve certain risks (such as delays in payment for or delivery of securities) not typically associated with the settlement of domestic securities. Round lot trading requirements exist in certain foreign securities markets which could cause the proportional composition and diversification of the portfolio to vary when the trust buys or sells securities.

  Certain foreign securities may be held in the form of American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), or other similar receipts. Depositary receipts represent receipts for foreign securities deposited with a custodian (which may include the trustee of the trust). Depository receipts may not be denominated in the same currency as the securities into which they may be converted. ADRs typically trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. GDRs are similar to ADRs, but GDRs typically trade outside of the U.S. and outside of the country of the issuer in the currency of the country where the GDR trades. Depositary receipts generally involve most of the same types of risks as foreign securities held directly but typically also involve additional expenses associated with the cost of the custodian's services. Some depositary receipts may experience less liquidity than the underlying securities traded in their home market. Certain depositary receipts are unsponsored (i.e. issued without the participation or involvement of the issuer of the underlying security). The issuers of unsponsored depositary receipts are not obligated to disclose information that may be considered material in the U.S. Therefore, there may be less information available regarding these issuers which can impact the relationship between certain information impacting a security and the market value of the depositary receipts.


                                            Understanding Your Investment     27

  EUROPEAN ISSUER RISKS. The Rothschild Smart Beta ERC Strategy, Eurozone Series trust invests in securities issued by companies in Europe. The trust is therefore subject to certain risks associated specifically with Europe. A significant number of countries in Europe are member states in the European Union, and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies including money supply and official interest rates for the Euro is exercised by the European Central Bank. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant impact on the economies of certain European countries and their future economic outlooks.

  JAPANESE ISSUER RISK. The Rothschild Smart Beta ERC Strategy, Japan Series trust invests in securities issued by companies in Japan. At times, the growth of Japan's economy has lagged that of many of its Asian neighbors and other major developed economies. The Japanese economy is heavily dependent on international trade and has sometimes been adversely affected by trade tariffs, other protectionist measures, competition from emerging economies and the economic conditions of its trading partners. China has become an important trading partner with Japan, yet the countries' political relationship has often been strained. Should political tension increase, it could adversely affect the economy, especially the export sector, and destabilize the region as a whole. Japan also remains heavily dependent on oil imports and higher commodity prices could have a negative impact on the economy. The Japanese economy faces several other concerns, including a financial system with large levels of nonperforming loans, over-leveraged corporate balance sheets, extensive cross-ownership by major corporations, a changing corporate governance structure, and large government deficits. These issues may cause a slowdown of the Japanese economy. The Japanese yen has fluctuated widely at times and any increase in its value may cause a decline in exports that could weaken the Japanese economy. Japan has, in the past, intervened in the currency markets to attempt to maintain or reduce the value of the yen. Japanese intervention in the currency markets could cause the value of the yen to fluctuate sharply and unpredictably and could cause losses to investors.

  LEGISLATION OR LITIGATION RISK is the risk that various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the companies represented in your trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

  LIQUIDITY RISK is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

  NO FDIC GUARANTEE. An investment in a trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                HYPOTHETICAL BACK-TESTED PERFORMANCE INFORMATION

  The following table compares hypothetical back-tested performance information for the strategy employed by each trust and the actual performance of various indexes in each of the years listed below (and as of the most recent month). These hypothetical back-tested returns do not guarantee and should not be used to predict future performance of any trust. Returns from your


28     Understanding Your Investment
 trust will differ from the hypothetical strategy returns for several reasons, including:

  * total return figures shown do not reflect commissions paid by your trust on the purchase of securities or taxes you will incur;

  * strategy returns are for calendar years (and through the most recent month), while trusts begin and end on various dates;

  * extraordinary market events that are not expected to be repeated and may have affected performance;

  *  your trust has a scheduled term longer than one year;

  * your trust may not be fully invested at all times or match the strategy weightings in all securities comprising its strategy; and

  * your trust often purchases or sells securities at prices different from the closing prices used in buying and selling units.

  You should note that the trusts are not designed to parallel movements in any index, and it is not expected that they will do so. In fact, each trust's strategy underperformed its comparative index in certain years and we cannot guarantee that any trust will outperform its related index over the life of the trust or over consecutive rollover periods, if available.


                             HYPOTHETICAL BACK-TESTED COMPARISON OF TOTAL RETURNS
---------------------------------------------------------------------------------------------------------------
                EUROZONE STRATEGY    EURO         JAPAN STRATEGY                  U.S. STRATEGY    STANDARD &
                  HYPOTHETICAL    STOXX 50(R)      HYPOTHETICAL    TOPIX 100       HYPOTHETICAL   POOR'S 100(R)
  YEAR            PERFORMANCE1       INDEX        PERFORMANCE(2)     INDEX        PERFORMANCE(3)     INDEX
---------------------------------------------------------------------------------------------------------------

2000                 -5.28%          -7.93%         -12.39%+        -37.36%           4.67%         -13.45%
2001                -12.97          -23.21          -18.88          -32.82          -12.44          -14.06
2002                -15.65          -24.70           -6.37          -11.65          -18.28          -22.98
2003                 30.64           42.35           18.68           32.43           13.78           25.52
2004                 35.02           17.82           21.21           11.95            9.70            5.65
2005                  6.77            7.89            6.84           22.27           -0.43            0.54
2006                 36.28           32.07           14.35            7.12           16.55           17.73
2007                 20.15           21.38           -2.44           -5.82           -1.22            5.40
2008                -37.62          -45.14            7.86+         -29.53          -27.05          -35.76
2009                 12.36           29.69          -18.48            6.26           18.77           21.33
2010                 -2.11           -9.13            4.13           14.24            6.13           11.77
2011                -11.05          -16.92            2.82          -16.36            9.02            2.48
2012                 19.25           19.78            0.32            9.80           10.24           15.13
2013                 26.32           26.99           19.72           26.80           28.25           29.49
2014                 -7.85           -8.66            0.51           -4.51           12.13           11.99
2015                  2.03           -4.47           23.55            8.90           -0.89            1.94
2016 thru 2/29       -8.52           -9.64           -5.16           -11.24          -4.72           -5.39

---------------------------------------------------------------------------------------------------------------

Source: Bloomberg L.P.

+ These returns are the result of extraordinary market events and are not expected to be repeated.

1 The hypothetical back-tested performance of the strategy's stocks for 0 of the 17 periods shown are the result of extraordinary market events and are not expected to be repeated.

2 The hypothetical back-tested performance of the strategy's stocks for 2 of the 17 periods shown are the result of extraordinary market events and are not expected to be repeated.

3 The hypothetical back-tested performance of the strategy's stocks for 0 of the 17 periods shown are the result of extraordinary market events and are not expected to be repeated.


                                            Understanding Your Investment     29

  Hypothetical back-tested performance is no guarantee of future results. Hypothetical back-tested performance of each trust's strategy's stocks (the "strategy securities") is hypothetical (does not represent any actual trust), is shown for illustrative purposes only and is not intended to indicate the future performance of any investment, including your trust. The strategy securities for a given year consist of the securities selected by applying the strategy on the last business day of each year (and not the date a trust actually sells units). Total return represents the sum of the change in market value of each group of securities between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of securities as of the first trading day of a period.

  Securities are selected through application of each strategy at a particular point in time and if a security which is a component of a strategy is merged out of existence, de-listed or suffers a similar fate during the period in which the strategy performance is being measured, such security will not be replaced by another security during that period. The strategies are not rebalanced during each one year period and as a result the securities used for determining hypothetical back-tested performance will not take into account subsequent changes to the starting points for the strategies.

  Total return figures shown above in the table assume that all dividends are reinvested as of their distribution date. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions and other transaction costs paid by a trust in acquiring securities or any taxes incurred by investors.

  Hypothetical back-tested returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical back-tested performance is the retroactive application of the strategy designed with the full benefit of hindsight.

  The S&P 100(R) Index is designed to measure the performance of the large-capitalization sector of the U.S. equity market. It is a subset of the S&P 500(R) Index and consists of blue chip stocks from a broad range of industries in the S&P 500 Index with exchange listed options. The EURO STOXX 50(R) Index is designed to represent the performance of some of the largest companies across components of the 20 EURO STOXX Supersector Indexes. The EURO STOXX Supersector Indexes are subsets of the EURO STOXX Index. The EURO STOXX Index is a broad yet liquid subset of the STOXX Europe 600 Index. The TOPIX 100 Index is a capitalization-weighted index designed to measure the performance of the 100 most liquid stocks with the largest market capitalization that are members of the TOPIX Index. The TOPIX Index is a free-float adjusted market capitalization-weighted index that is calculated based on all the domestic common stocks listed on the Tokyo Stock Exchange First Section. The indexes are unmanaged, not subject to fees, and not available for direct investment. The publishers of the indexes are not affiliated with us and have not participated in creating your trust or selecting the securities for your trust, nor have they reviewed or approved of any of the information contained herein.

                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created your trust under a trust agreement between Advisors Asset Management, Inc. (as


30     Understanding Your Investment
depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on your trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in your trust will increase or decrease to the extent of any adjustment.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

  *  to pay expenses,

  *  to issue additional units or redeem units,

  *  in limited circumstances to protect your trust,

  * to make required distributions or avoid imposition of taxes on your trust, or

  *  as permitted by the trust agreement.

  When your trust sells securities, the composition and diversification of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by a trust), any securities and/or property received will be deposited into your trust and will be promptly sold by the trustee pursuant to the sponsor's direction, unless the sponsor advises the trustee to keep such securities or property. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to your trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your trust on your trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage


                                            Understanding Your Investment     31
commissions to brokers that sell units or are affiliated with us, your trust or the trustee.

  Pursuant to an exemptive order, your trust may be able to purchase securities from other trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other trusts that we sponsor to satisfy unit redemption, pay deferred sales charges or expenses, in connection with periodic tax compliance or in connection with the termination of your trust. The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.

  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the termination date set forth under "Essential Information" in the "Investment Summary" section of this prospectus for your trust. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in your trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate your trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of your trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales charge that you paid.

  The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR.  The sponsor of your trust is Advisors Asset Management, Inc.
We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board
(MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.


32     Understanding Your Investment

  The sponsor or an affiliate may use the list of securities in your trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by your trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in your trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in your trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

  THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  ROTHSCHILD. Rothschild Asset Management, Inc. is a New York headquartered registered investment adviser that manages investments covering a range of securities for a broad range of clients. Risk Based Investment Solutions Limited is a company registered in England with registered offices in London, United Kingdom. Rothschilds Continuation Holdings AG is a company registered in Switzerland with registered offices in Switzerland. Rothschild is the strategy provider of the Rothschild Smart Beta ERC Eurozone Series UIT Strategy, the Rothschild Smart Beta ERC Japan Series UIT Strategy and the Rothschild Smart Beta ERC U.S. Series UIT Strategy (collectively, the "Strategies"). All rights in the Strategies vest in Rothschild. All information is provided for information purposes only. Every effort is made to ensure that all information provided for herein is accurate, but no responsibility or liability can be accepted by Rothschild or its licensors for any errors or for any loss from use of any information provided for herein. Neither Rothschild nor any of its licensors makes any claim, prediction, warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the Strategies or the fitness or suitability of the Strategies for any particular purpose to which it might be put. Distribution of Rothschild data to create financial products requires a license with Rothschild and/or its licensors. Risk Based Investment Solutions Limited and Rothschilds Continuation Holdings AG are not investment advisers, and nothing herein constitutes financial or investment advice, or constitutes an offer or invitation by Rothschild to buy or sell any investment or participate in any investment activity.

  The Strategies are trademarks or servicemarks of Risk Based Investment Solutions Limited and/or Rothschilds Continuation Holdings AG and have been licensed for use by Advisors Asset Management, Inc. for use in connection with the trusts.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution


                                            Understanding Your Investment     33
firms when they sell units. During the initial offering period, the distribution fee (the broker-dealer concession or agency commission) for broker-dealers and other firms is as follows:

       TRANSACTION             CONCESSION OR
         AMOUNT:             AGENCY COMMISSION:
     ------------------------------------------

     Less than $50,000             2.25%
     $50,000 - $99,999             2.00
     $100,000 - $249,999           1.75
     $250,000 - $499,999           1.50
     $500,000 - $999,999           1.25
     $1,000,000 or more            0.70

  We apply these concessions or agency commissions as a percent of the public offering price per unit at the time of the transaction. The broker-dealer concession or agency commission is 65% of the sales fee for secondary market sales. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase units of your trust, the distribution fee is 1.30% of the public offering price per unit. No distribution fee is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

  Broker-dealers and other firms that sell units of certain unit investment trusts for which AAM acts as sponsor are eligible to receive additional compensation for volume sales. The sponsor offers two separate volume concession structures for certain trusts that are referred to as "Volume Concession A" and "Volume Concession B." The trusts offered in this prospectus are Volume Concession A trusts. Broker-dealers and other firms that sell units of any Volume Concession A trust are eligible to receive the additional compensation described below. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust's prospectus.
The additional concession is based on total initial offering period sales of all Volume Concession A trusts during a calendar quarter as set forth in the following table:

       INITIAL OFFERING PERIOD SALES                  VOLUME
          DURING CALENDAR QUARTER                   CONCESSION
     ---------------------------------------------------------

     Less than $10,000,000                            0.000%
     $10,000,000 but less than $25,000,000            0.050
     $25,000,000 but less than $50,000,000            0.100
     $50,000,000 but less than $75,000,000            0.110
     $75,000,000 but less than $100,000,000           0.120
     $100,000,000 but less than $250,000,000          0.125
     $250,000,000 but less than $500,000,000          0.135
     $500,000,000 or more                             0.150

  This volume concession will be paid on units of all Volume Concession A trusts sold in the initial offering period, except as described below. For a trust to be eligible for this additional Volume Concession A compensation for calendar quarter sales, the trust's prospectus must include disclosure related to this additional Volume Concession A compensation; a trust is not eligible for this additional Volume Concession A compensation if the prospectus for such trust does not include disclosure related to this additional Volume Concession A compensation. Broker-dealer firms will not receive additional compensation unless they sell at least $10.0 million of units of Volume Concession A trusts during a calendar quarter. For example, if a firm sells $9.5 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will not receive any additional compensation with respect to such trusts. Once a firm reaches a particular breakpoint during a quarter, the firm will receive the stated volume concession on all initial offering period sales of Volume Concession A trusts during the applicable quarter. For example, if a firm sells $12.5 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will receive additional


34     Understanding Your Investment
compensation of 0.05% of $12.5 million and if a firm sells $27.0 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.100% of $27.0 million.

  In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions subject to the policies of the related selling firm. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions. We will pay these amounts out of our own assets within a reasonable time following each calendar quarter.

  Any sales fee discount is borne by the broker-dealer or selling firm out of the distribution fee. We reserve the right to change the amount of concessions or agency commissions from time to time.

  We currently may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of your trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including your trust, over other products. These arrangements will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into your trust is shown in the "Notes to Portfolio" section for your trust.


                                            Understanding Your Investment     35

                                      TAXES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  TRUST STATUS. Your trust intends to qualify as a "regulated investment company" under the federal tax laws. If your trust qualifies as a regulated investment company and distributes its income as required by the tax law, your trust generally will not pay federal income taxes. An adverse federal income tax audit of a partnership that the trust invests in could result in the trust being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).

  DISTRIBUTIONS. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into three categories, ordinary income distributions, capital gain dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from your trust may also be subject to a 3.8 percent "medicare tax". This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from your trust because the dividends received deduction is generally not available


36     Understanding Your Investment
for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by your trust from certain corporations may be reported by the trust as being eligible for the dividends received deduction.

  SALE OR REDEMPTION OF UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

  CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some portion of your capital gain dividends may be subject to higher maximum marginal stated federal income tax rates. Capital gains may also be subject to the "medicare tax" described above. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

  Ordinary income dividends received by an individual unitholder from a regulated investment company such as your trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by your trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. Your trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

  IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue


                                            Understanding Your Investment     37

Service could however assert that a loss could not be currently deducted.

  EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

  DEDUCTIBILITY OF TRUST EXPENSES. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

  FOREIGN TAX CREDIT. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

  INVESTMENTS IN CERTAIN FOREIGN CORPORATIONS. If your trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. Your trust will not be able to pass through to its unitholders any credit or deduction for such taxes. Your trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, your trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

  FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which your trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from your trust that are properly reported by your trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your trust makes certain elections and certain other conditions are met. In addition, distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case


38     Understanding Your Investment
of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" section of the "Investment Summary" in this prospectus shows the estimated amount of these expenses.

  The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.05 per unit. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. Your trust will pay a license fee for the use of certain strategies, service marks, trademarks, trade names and/or other property of Rothschild. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for your trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statements of financial condition and the portfolios included in this prospectus.


                                            Understanding Your Investment     39

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).


























40     Understanding Your Investment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
ADVISORS DISCIPLINED TRUST 1609


We have audited the accompanying statements of financial condition, including the trust portfolios on pages 5 to 7, 11 to 13, and 17 to 18 of Advisors Disciplined Trust 1609, as of March 30, 2016, the initial date of deposit. The statements of financial condition are the responsibility of the trust's sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. We were not engaged to perform audits of the trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of March 30, 2016. We believe that our audits of the statements of financial condition provides a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Advisors Disciplined Trust 1609 as of March 30, 2016, in conformity with accounting principles generally accepted in the United States of America.


Chicago, Illinois                  GRANT THORNTON LLP
March 30, 2016




ADVISORS DISCIPLINED TRUST 1609                                         ROTHSCHILD SMART     ROTHSCHILD SMART     ROTHSCHILD SMART
                                                                       BETA ERC STRATEGY,   BETA ERC STRATEGY,   BETA ERC STRATEGY
STATEMENTS OF FINANCIAL CONDITION AS OF MARCH 30, 2016                  EUROZONE SERIES        JAPAN SERIES         U.S. SERIES

----------------------------------------------------------------------------------------------------------------------------------


  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2) . . . . . . . . . .   $  150,133           $  717,255           $  148,403
                                                                           ----------           ----------           ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  150,133           $  717,255           $  148,403
                                                                           ==========           ==========           ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . .   $      576           $    2,753           $      570
    Deferred sales fee (4) . . . . . . . . . . . . . . . . . . . . . . .        2,199               10,505                2,174
    Creation and development fee (4) . . . . . . . . . . . . . . . . . .          758                3,623                  750
                                                                           ----------           ----------           ----------
                                                                                3,533               16,881                3,494
                                                                           ----------           ----------           ----------

  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . . . . . . . . . . . .      151,650              724,500              149,900
    Less: initial sales fee (4)(5) . . . . . . . . . . . . . . . . . . .        1,517                7,245                1,497
    Less: deferred sales fee, creation and development fee
         and organization costs (3)(4)(5)  . . . . . . . . . . . . . . .        3,533               16,881                3,494
                                                                           ----------           ----------           ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . .      146,600              700,374              144,909
                                                                           ----------           ----------           ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  150,133           $  717,255           $  148,403
                                                                           ==========           ==========           ==========

  Number of units  . . . . . . . . . . . . . . . . . . . . . . . . . . .       15,165               72,450               14,990
                                                                           ==========           ==========           ==========

  Net asset value per unit . . . . . . . . . . . . . . . . . . . . . . .   $    9.667           $    9.667           $    9.667
                                                                           ==========           ==========           ==========



(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the evaluator.

(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $1,200,000 with $800,000 allocated to the Rothschild Smart Beta ERC Strategy, Japan Series and $200,000 allocated to each of the Rothschild Smart Beta ERC Strategy, Eurozone Series and the Rothschild Smart Beta ERC Strategy, U.S. Series) necessary for the purchase of securities in the trusts represented by purchase contracts.
(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $0.038 per unit for each trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.

(4) The total sales fee consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The maximum sales fee is 2.95% of the public offering price per unit. The deferred sales fee is equal to $0.145 per unit and the creation and development fee is equal to $0.05 per unit.
(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.


                                            Understanding Your Investment     41

CONTENTS

INVESTMENT SUMMARY
-----------------------------------------------------------------------

ROTHSCHILD SMART BETA ERC      2     Investment Objective
STRATEGY, EUROZONE SERIES      2     Principal Investment Strategy
A concise description          3     Principal Risks
of essential information       4     Who Should Invest
about the portfolio            4     Essential Information
                               4     Fees and Expenses
                               5     Portfolio

ROTHSCHILD SMART BETA          8     Investment Objective
ERC STRATEGY, JAPAN SERIES     8     Principal Investment Strategy
A concise description          9     Principal Risks
of essential information      10     Who Should Invest
about the portfolio           10     Essential Information
                              10     Fees and Expenses
                              11     Portfolio

ROTHSCHILD SMART BETA         14     Investment Objective
ERC STRATEGY, U.S. SERIES     14     Principal Investment Strategy
A concise description         15     Principal Risks
of essential information      16     Who Should Invest
about the portfolio           16     Essential Information
                              16     Fees and Expenses
                              17     Portfolio

UNDERSTANDING YOUR INVESTMENT
-----------------------------------------------------------------------

Detailed information to       19     How to Buy Units
help you understand           22     How to Sell Your Units
your investment               25     Distributions
                              25     Investment Risks
                              28     Hypothetical Back-Tested
                                     Performance Information
                              30     How the Trust Works
                              36     Taxes
                              39     Expenses
                              39     Experts
                              40     Additional Information
                              41     Report of Independent Registered
                                     Public Accounting Firm
                              41     Statement of Financial Condition

ADDITIONAL INFORMATION
-----------------------------------------------------------------------

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549
  VISIT:   http://www.sec.gov
           (EDGAR Database)
  CALL:    1-202-551-8090
           (only for information on the operation of the Public Reference Section)

REFER TO:
  ADVISORS DISCIPLINED TRUST 1609
  Securities Act file number:  333-209120
  Investment Company Act file number:  811-21056





                              ROTHSCHILD SMART BETA
                             ERC STRATEGY, EUROZONE
                                 SERIES 2016-1Q


                              ROTHSCHILD SMART BETA
                               ERC STRATEGY, JAPAN
                                 SERIES 2016-1Q


                              ROTHSCHILD SMART BETA
                               ERC STRATEGY, U.S.
                                 SERIES 2016-1Q



                                   PROSPECTUS


                                 MARCH 30, 2016





WHERE TO LEARN MORE
-----------------------------------------------------------------------

You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.AAMlive.com
this and other investments,        CALL ADVISORS ASSET
including the Information          MANAGEMENT, INC.
Supplement                         (877) 858-1773
                                   CALL THE BANK OF NEW YORK MELLON
                                   (800) 848-6468




                                     [LOGO]


                                      AAM

                                    ADVISORS
                                ASSET MANAGEMENT

                         ADVISORS DISCIPLINED TRUST 1609

           ROTHSCHILD SMART BETA ERC STRATEGY, EUROZONE SERIES 2016-1Q
            ROTHSCHILD SMART BETA ERC STRATEGY, JAPAN SERIES 2016-1Q
             ROTHSCHILD SMART BETA ERC STRATEGY, U.S. SERIES 2016-1Q

                             INFORMATION SUPPLEMENT

     This Information Supplement provides additional information concerning each trust described in the prospectus for the Advisors Disciplined Trust series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge at www.aamlive.com, by contacting your financial professional, by contacting the unit investment trust division of Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132 or at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling (877) 858-1773. This Information Supplement is dated as of the date of the prospectus.


                                    CONTENTS

          General Information                                   2
          Investment Objective and Policies                     3
          Risk Factors                                          5
          Administration of Your Trust                          7
          Portfolio Transactions and Brokerage Allocation      17
          Purchase, Redemption and Pricing of Units            17
          Performance Information                              23

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor/depositor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in your trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of your trust. At the close of the New York Stock Exchange on your trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in your trust and estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of each trust may be issued from time to time by depositing in your trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by your trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in your trust will be increased and the fractional undivided interest in your trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into your trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the shares of the securities in your trust. Thus, although additional units will be issued, each unit will generally continue to represent the same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because your trust will pay any associated brokerage fees.

     The trustee has not participated in the selection of the securities deposited in your trust and has no responsibility for the composition of your trust's portfolio.

     Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in your trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.
Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

     Your trust consists of (a) the securities listed under "Portfolio" in the prospectus as may continue to be held from time to time in your trust, (b) any additional securities acquired and held by your trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of your trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in your trust fail, the sponsor will, unless substantially all of the moneys held in your trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT OBJECTIVE AND POLICIES

       The prospectus provides additional information regarding your trust's objective and investment strategy. There is, of course, no guarantee that your trust will achieve its objective.

     Your trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of your trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of your trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of your trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to your trust.

     If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by your trust), any securities and/or property received will be deposited into your trust and will be promptly sold by the trustee pursuant to the sponsor's direction, unless the sponsor advises the trustee to keep such securities or property. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to your trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your trust on your trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company.

     The trustee may sell securities, designated by the supervisor, from your trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

     In addition, if your trust has elected to be taxed as a regulated investment company, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that your trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any tax on your trust or undistributed income of your trust as a regulated investment company.

     Proceeds from the sale of securities (or any securities or other property received by your trust in exchange for securities) are credited to the Capital Account of your trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by your trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that your trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for your trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be equity securities of the type selected for your trust and must not adversely affect the federal income tax status of your trust. Whenever a Replacement Security is acquired for your trust, the trustee shall notify all unitholders of your trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to your trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in your trust are acquired, the trustee will have no power to vary the investments of your trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of your trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

     In the event that a Replacement Security is not acquired by your trust, the income for such trust may be reduced.

     To the best of the sponsor's knowledge, there is no litigation pending as of your trust's inception in respect of any security that might reasonably be expected to have a material adverse effect on your trust. At any time after your trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on your trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

RISK FACTORS

     MARKET RISK. Because your trust may invest in stocks, you should understand the risks of investing in stocks before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units will fluctuate with the value of the stocks in your trust and may be more or less than the price you originally paid for your units. As with any investment, we cannot guarantee that the performance of your trust will be positive over any period of time. Because your trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     EUROPEAN ISSUERS. Your trust may invest in securities issued by companies in Europe. Your trust may therefore subject to certain risks associated specifically with Europe. A significant number of countries in Europe are member states in the European Union, and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies including money supply and official interest rates for the Euro is exercised by the European Central Bank. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant impact on the economies of certain European countries and their future economic outlooks.

     JAPANESE ISSUER RISK. Your trust may invest in securities issued by companies in Japan. At times, the growth of Japan's economy has lagged that of many of its Asian neighbors and other major developed economies. The Japanese economy is heavily dependent on international trade and has sometimes been adversely affected by trade tariffs, other protectionist measures, competition from emerging economies and the economic conditions of its trading partners. China has become an important trading partner with Japan, yet the countries' political relationship has often been strained. Should political tension increase, it could adversely affect the economy, especially the export sector, and destabilize the region as a whole. Japan also remains heavily dependent on oil imports and higher commodity prices could have a negative impact on the economy. The Japanese economy faces several other concerns, including a financial system with large levels of nonperforming loans, over-leveraged corporate balance sheets, extensive cross-ownership by major corporations, a changing corporate governance structure, and large government deficits. These issues may cause a slowdown of the Japanese economy. The Japanese yen has fluctuated widely at times and any increase in its value may cause a decline in exports that could weaken the Japanese economy. Japan has, in the past, intervened in the currency markets to attempt to maintain or reduce the value of the yen. Japanese intervention in the currency markets could cause the value of the yen to fluctuate sharply and unpredictably and could cause losses to investors. Japan has an aging workforce and has experienced a significant population decline in recent years.

     FOREIGN ISSUERS. Because your trust may invest in foreign stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of your trust, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     Your trust may also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. Your trust's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate your trust might obtain had the trustee sold the currency in the market at that time.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of your trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because your trust will pay the associated brokerage fees and other acquisition costs.

ADMINISTRATION OF YOUR TRUST

     DISTRIBUTIONS TO UNITHOLDERS. Income received by your trust is credited by the trustee to the Income Account for your trust. All other receipts are credited by the trustee to a separate Capital Account for your trust. The trustee will normally distribute income received by your trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. Your trust generally pays distributions from its Income Account (pro-rated on an annual basis) along with any excess balance from the Capital Account on each monthly distribution date to unitholders of record on the preceding record date as described in greater detail below. All distributions will be net of applicable expenses. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change. Your trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a "regulated investment company" for federal tax purposes. Excess amounts from the Capital Account of your trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall not be required to make a distribution from the Capital Account unless the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units.
The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter. When your trust receives dividends from a portfolio security, the trustee credits the dividends to the trust's accounts. In an effort to make relatively regular income distributions, your trust's distribution from the Income Account on each distribution date to each unitholder is equal to such unitholder's pro rata share of the cash balance in the Income Account calculated on the basis of a fraction (the numerator of which is one and the denominator of which is the total number of distribution dates per year) of the estimated annual income to the trust for the ensuing twelve months computed as of the close of business on the record date immediately preceding such distribution after deduction of (1) the fees and expenses then deductible pursuant to the trust agreement and (2) the trustee's estimate of other expenses properly chargeable to the Income Account pursuant to the trust agreement which have accrued as of such record date or are otherwise properly attributable to the period to which such distribution relates. Because your trust does not receive dividends from the portfolio securities at a constant rate throughout the year, your trust's income distributions to unitholders may be more or less than the amount credited to your trust accounts as of the record date. In the event that the amount on deposit in the Income Account is not sufficient for the payment of the amount intended to be distributed to unitholders on the basis of the computation described above, the trustee is authorized to advance its own funds and cause to be deposited in and credited to the Income Account such amounts as may be required to permit payment of the related distribution to be made as described above. In such an event, the trustee shall be entitled to be reimbursed, without interest, out of income payments received by the trust subsequent to the date of such advance. Any such advance shall be reflected in the Income Account until repaid. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of your trust and, to the extent funds are not sufficient therein, from the Capital Account of your trust amounts necessary to pay the expenses of your trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of your trust. Amounts so withdrawn shall not be considered a part of your trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of your trust such amounts as may be necessary to cover redemptions of units.

     DISTRIBUTION REINVESTMENT. Unitholders may reinvest distributions into additional units of their trust without a sales fee. Your trust will pay any deferred sales fee and creation and development fee per unit regardless of any sales fee discounts. However, if you are eligible to receive a discount such that the sales fee you must pay is less than the applicable deferred sales fee and creation and development fee, you will be credited the difference between your sales fee and the deferred sales fee and the creation and development fee at the time you buy your units.

Accordingly, if you reinvest distributions into additional units of your trust, you will be credited the amount of any remaining deferred sales fee and creation and development fee on such units at the time of reinvestment.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of your trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of your trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of your trust a statement, covering the calendar year, setting forth for your trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by your trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (6) the deductions for payment of the sponsors's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by your trust;

          (5) the deductions for payment of the depositor's expenses of organizing your trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales fee and creation and development fee, if any;

          (8) the deductions for payment of the sponsor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders;  and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  the following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate your trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of your trust. No unitholder shall have the right to control the operation and management of your trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of your trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary (a) for your trust to continue to qualify as a regulated investment company for federal income tax purposes if your trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent your trust from being deemed an association taxable as a corporation for federal income tax purposes if your trust has not elected to be taxed as a regulated investment company under the United States Internal Revenue Code of 1986, as amended. The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as
(1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in your trust represented by units without the consent of all affected unitholders. Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of your trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless your trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in your trust. The trustee will notify unitholders of the substance of any such amendment.

     The trust agreement provides that your trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in your trust but in no event is it to continue beyond the mandatory termination date. If the value of your trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in your trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate your trust. Your trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate your trust if it is based on a security index and the index is no longer maintained. Your trust will be liquidated by the trustee in the event that a sufficient number of units of your trust not yet sold are tendered for redemption by the sponsor, so that the net worth of your trust would be reduced to less than 40% of the value of the securities at the time they were deposited in your trust. If your trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales fee paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of your trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after your trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately thirty days prior to termination of your trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution. A unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. The trustee will make an in-kind distribution through the distribution of each of the securities of your trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of your trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

     Within a reasonable period after termination, the trustee will sell any securities remaining in your trust and, after paying all expenses and charges incurred by your trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of your trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of your trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of your trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of your trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising your trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of your trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to your trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of your trust is Advisors Asset Management, Inc. acting through its unit investment trust division. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact the unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC), and a registrant of the Municipal Securities Rulemaking Board (MSRB).

     The sponsor may resign by delivering written notice to the trustee.If at any time the sponsor resigns or shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement. Notice of any resignation or appointment of a successor sponsor will be delivered by the trustee to each unitholder.

     THE EVALUATOR AND SUPERVISOR. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be delivered by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to any trust or unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, or for depreciation or loss incurred by reason of the purchase or sale of securities, provided, however, that such parties will not be protected against any liability to which they would otherwise be subjected by reason of their own willful misfeasance, bad faith or gross negligence in the performance of their duties or its reckless disregard for their duties under the trust agreement. Each trust will indemnify, defend and hold harmless each of the sponsor, supervisor and evaluator from and against any loss, liability or expense incurred in acting in such capacity (including the cost and expenses of the defense against such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement. Such parties are not under any obligation to appear in, prosecute or defend any legal action which in their opinion may involve them in any expense or liability. The trustee will be indemnified by each trust and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability in the premises.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     EXPENSES OF THE TRUST. The sponsor may receive a fee from your trust for creating and developing your trust, including determining your trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this "creation and development fee" is set forth in the prospectus. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the

Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to your trust is expected to result from the use of these funds.

     The supervisor will charge your trust a surveillance fee for services performed for your trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For evaluation of the securities in your trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For providing bookkeeping and administrative services to your trust, the sponsor shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides bookkeeping and administrative services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     The trustee's fee, sponsor's fee for providing bookkeeping and administrative services to your trust, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

     The following additional charges are or may be incurred by your trust in addition to any other fees, expenses or charges described in the prospectus:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to your trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect your trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part arising out of or in connection with the acceptance or administration of your trust; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or its reckless disregard of its obligations and duties under the trust agreement; (g) indemnification of the supervisor for any loss, liability or expense incurred in acting as supervisor of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement;
(h) indemnification of the evaluator for any loss, liability or expense incurred in acting as evaluator of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement;
(i) expenditures incurred in contacting unitholders upon termination of your trust; and (j) license fees for the right to use trademarks and trade names, intellectual property rights or for the use of databases and research owned by third party licensors. The sponsor is authorized to obtain from Mutual Fund Quotation Service (or similar service operated by The Nasdaq Stock Market, Inc. or its successor) a unit investment trust ticker symbol for each trust and to contract for the dissemination of the unit prices through that service. A trust will bear any cost or expense incurred in connection with the obtaining of the ticker symbol and the dissemination of unit prices. A trust may pay the costs of updating its registration statement each year. All fees and expensesare payable out of your trust and, when owing to the trustee, are secured by a lien on your trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by your trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When your trust sells securities, the composition and diversity of the securities in your trust may be altered. In order to obtain the best price for your trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of your trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with your trust, the sponsor or dealers participating in the offering of units.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of your trust are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales fee referred to in the prospectus. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus. The deferred sales fee is a fixed dollar amount and will be collected in installments as described in the prospectus. The creation and development fee is a fixed dollar amount and will be collected at the end of the initial offering period as described in the prospectus. Units purchased after the initial deferred sales fee payment will be subject to the remaining deferred sales fee payments. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. Units sold or redeemed prior to such time as the entire applicable creation and development fee has been collected will not be assessed the remaining creation and development fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing your trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of your trust's portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from your trust as of the end of the initial offering period or after six months, if earlier. Certain broker-dealers may charge a transaction fee for processing unit purchases.

     As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date your trust was created was made on the basis of an evaluation of the securities in your trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

     Had units of your trust been available for sale at the close of business on the business day before the inception date of your trust, the public offering price would have been as shown under "Essential Information" in the prospectus. The public offering price per unit of your trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of your trust's portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding. The portfolio securities are valued by the evaluator as follows: If the security is listed on a national securities exchange, the evaluation will generally be based on the last sale price on the exchange (unless the evaluator deems the price inappropriate as a basis for evaluation). If the security is not so listed or, if so listed and the principal market for the security is other than on the exchange, the evaluation will generally be made by the evaluator in good faith based on an appraisal of the fair value of the securities using recognized pricing methods.

     The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with your trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

     Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

     We currently provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     PROFITS OF SPONSOR. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to your trust. The sponsor may also realize profits or losses with respect to securities deposited in your trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in your trust.

     MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of your trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator, provided that the repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of your trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office. Unitholders must sign the request exactly as their names appear on the records of the trustee. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in your trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Income Account of your trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for your trust.

     Unitholders tendering units for redemption may request a distribution in kind (a "Distribution In Kind") from the trustee in lieu of cash redemption of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder meets the requirements stated in the prospectus and the unitholder has elected to redeem at least thirty days prior to the termination of your trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of your trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of your trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in kind redemption option may be terminated by the sponsor at any time.

     The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in-kind, the size of your trust will be, and the diversity of your trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

     The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price for units of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. Adding: (1) the cash on hand in your trust other than cash deposited in your trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in your trust as determined by the evaluator as described above;

B. Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of your trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by your trust, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period; and

C. Finally dividing the results of such computation by the number of units of your trust outstanding as of the date thereof.

     RETIREMENT PLANS. Your trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Your trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

PERFORMANCE INFORMATION

     Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of your trust strategy or the actual performance of your trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of your trust. The performance of your trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales fee and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement comprises the following:
          The facing sheet
          The prospectus and information supplement
          The signatures
          The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1    Trust Agreement.

1.1.1  Standard Terms and Conditions of Trust.  Reference is made to
       Exhibit 1.1.1 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 13 (File No. 333-116816) as filed on
       August 5, 2004.

1.2 Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to
       Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3    Bylaws of Advisors Asset Management, Inc.  Reference is made to
       Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.3    Opinion of counsel as to the Trustee and each Trust.

4.1    Consent of initial evaluator.

4.2    Consent of independent registered public accounting firm.

6.1 Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1539 (File No. 333-206376) as filed on November 17, 2015.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1485
       (File No. 333-203629) as filed on May 15, 2015.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 1609 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on March 30, 2016.


                             ADVISORS DISCIPLINED TRUST 1609

                             By ADVISORS ASSET MANAGEMENT, INC., DEPOSITOR


                             By:     /s/ ALEX R. MEITZNER
                                -----------------------------
                                        Alex R. Meitzner
                                     Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on March 30, 2016 by the following persons in the capacities indicated.

  SIGNATURE                     TITLE

Scott I. Colyer            Director of Advisors Asset  )
                           Management, Inc.            )

Lisa A. Colyer             Director of Advisors Asset  )
                           Management, Inc.            )

James R. Costas            Director of Advisors Asset  )
                           Management, Inc.            )

Christopher T. Genovese    Director of Advisors Asset  )
                           Management, Inc.            )

Randy J. Pegg              Director of Advisors Asset  )
                           Management, Inc.            )

R. Scott Roberg            Director of Advisors Asset  )
                           Management, Inc.            )

Jack Simkin                Director of Advisors Asset  )
                           Management, Inc.            )

Andrew Williams            Director of Advisors Asset  )
                           Management, Inc.            )

Bart P. Daniel             Director of Advisors Asset  )
                           Management, Inc.            )



                                         By     /s/ ALEX R MEITZNER
                                           -----------------------------
                                                 Alex R. Meitzner
                                                 Attorney-in-Fact*















-------------------------------------------------------------------------------
     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.